Exhibit 12.1

RATIO OF EARNINGS TO FIXED CHARGES

(in thousands)

	Successor					Predecessor
	Six Months Ended June 30,	Year ended December 31,			September 1 through December 31	January 1 through August 31	Year ended December 31,
	2016	2015	2014	2013	2012	2012	2011
Loss before income taxes	$(31,761)	$(56,699)	$(47,496)	$(79,173)	$(11,596)	$(177,033)	$(487,531)
Add back
Interest expense and financing costs, net	10,719	19,783	17,995	13,285	1,056	6,582	32,324
Estimate of interest component of rental expense (1)	2,989	5,841	9,966	2,046	20	13	363
Equity losses (earnings) from Laramie Energy, LLC	18,818	55,983	(2,849)	2,941	1,325	20	(344)

Earnings	$765	$24,908	$(22,384)	$(60,901)	$(9,195)	$(170,418)	$(455,188)

Fixed charges
Interest expense and financing costs, net	10,719	19,783	17,995	13,285	1,056	6,582	32,324
Estimate of interest component of rental expense	2,989	5,841	9,966	2,046	20	—	363

Total Fixed charges	$13,708	$25,624	$27,961	$15,331	$1,076	$6,582	$32,687

Ratio of earnings to fixed charges	NA (2)	NA (2)	NA (2)	NA (2)	NA (2)	NA (2)	NA (2)
Amount by which fixed charges exceed earnings	(12,943)	(716)	(50,345)	(76,232)	(10,271)	(177,000)	(487,875)

(1)	Consists of 33% of rental expense, which we believe to be a reasonable estimate of interest factor in our rental expense.
(2)	Earnings were inadequate to cover fixed charges for the respective period.